UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

Cyanotech Corporation

(Name of Issuer)

Common Stock,

par value $0.02 per share

(Title of Class of Securities)

232437-301 (CUSIP Number)

Scott A Shuda
Meridian OHC Partners, LP
425 Weed Street
New Canaan, CT 06840

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232437-301	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian OHC Partners, LP 46-3724228
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 677,340
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 677,340

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

.

CUSIP No. 232437-301	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meridian TSV II, LP 45-2531394
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 25,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 25,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TSV Investment Partners, LLC 27-1033220
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 687,125
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 687,125

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Capital Partners II, LP 20-4921646
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 232437-301	13D	Page 6 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BlueLine Partners, LLC 20-2141854
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 47,270
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 47,270

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,610
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.3%
14.	TYPE OF REPORTING PERSON (see instructions) PN

Item 1.  Security and Issuer.

No change.

Item 2.  Identity and Background.

No change.

 Item 3.  Source or Amount of Funds or Other Consideration.

No change.

Item 4.  Purpose of Transaction.

Meridian and the other Reporting Entities have previously made the following filings (the “Prior Filings”):

Filing	Date	Subject
Schedule 13D	May 9, 2016	Davis/Board action to force out CEO signals a change away from Cyanotech’s strategy to rapidly expand retail Astaxanthin sales
Amendment No. 1	May 10, 2016	Meridian’s valuation model forecasts Cyanotech’s retail-oriented business plan to be worth $20 or more per share
Amendment No. 2	May 19, 2016	Discussion of Davis/Board securities reporting and governance violations, including excerpts from Meridian’s May 6, 2016 letter
Amendment No. 3	May 25, 2016	Notice that Meridian has commenced legal action on behalf of shareholders in Federal court against Davis, RSF and Board
Amendment No. 4	July 26, 2016	Criticism of Board’s renomination of Davis prior to completion of internal investigation in apparent violation of fiduciary duties
Amendment No. 5	August 9, 2016	Criticism of Board for withholding material information from internal investigation until after shareholder meeting
Amendment No. 6	August 17, 2016	Review of Davis and Cyanotech disclosures that confirm long history of improper filings and existence of Davis/RSF “group”
Amendment No. 7	October 6, 2016	Analysis of evidence demonstrating long pattern of securities reporting deficiencies, “parking” and Davis/RSF “group”
Amendment No. 8	October 18 2016	Davis and RSF “spiritual” alignment and how their agenda is contrary to the interests of other shareholders
Amendment No. 9	January 17, 2017	Davis/RSF collaboration on Filigreen Farm, a precursor to their collaboration and “group” at Cyanotech
Amendment No. 10	January 19, 2017	Analysis of RSF telling one story to the SEC concerning owning public shares and another story to its supporters and donors
Amendment No. 11	January 23, 2017	Analysis of Davis’ attempt to side-step Section 4943 of the Internal Revenue Code by “parking” shares with RSF
Amendment No. 12	February 15, 2017	Discussion of Meridian’s decision to drop Cyanotech from the ongoing litigation in order to protect shareholders from bearing the cost of defending Davis’ actions
Amendment No. 13	August 1, 2017

Review of the status of litigation relating to Davis’ alleged federal securities reporting violations, and discussion of a potential “secret agenda” being pursued by the long-secret partners, Davis and RSF.

Amendment No. 14	February 14, 2018	Review of Cyanotech’s great potential yet poor performance under the leadership of its Chairman, Michael Davis

The following supplements the information provided in the Prior Filings.

Meridian Has Ended the Litigation

Meridian has decided to withdraw its lawsuit against Michael Davis, Cyanotech’s chairman of the board and the company’s largest shareholder, and Rudolf Steiner Foundation (“RSF”), Cyanotech’s second largest shareholder and a very close long-term associate of Davis.  Meridian is ending its action because it believes the litigation is no longer necessary and that it is not the best or most expedient path to the wholesale reform desperately needed at Cyanotech.

Meridian initiated its legal action against Davis and RSF in 2016 in Federal district court as part of an effort to force Cyanotech’s two largest shareholders to begin complying with Federal securities laws, specifically Section 13(d) of the Securities Exchange Act of 1934 (the “1934 Act”).  The litigation was triggered by the surprise discovery of evidence indicating that Davis had secretly accumulated a 33% control stake in Cyanotech and then concealed that fact by “parking” hundreds of thousands of shares with RSF. Meridian believed that if such conduct was confirmed, it would constitute a gross violation of the 1934 Act and, among other things, disqualify Davis from continuing to serve as a director of the company.  Meridian commenced the litigation only after determining that Cyanotech’s other directors would not take appropriate action (See Amendment No. 2 and Amendment No. 3, which contains a link to the litigation filings, Including Meridian’s May 6, 2016 letter to Cyanotech’s board of directors).

Meridian’s Investigation

Since its discovery of Davis’ long-concealed activities, Meridian has been seeking to uncover the motivations behind Davis’ inexplicable and unexplained activities relating to Cyanotech.  As its investigation revealed new facts, Meridian shared its findings with Cyanotech shareholders via the series of Schedule 13D filings summarized above.  Many of Meridian’s discoveries came as a result of information grudgingly disclosed by Davis and RSF, when those shareholders finally began making their legally-required SEC filings as part of an effort to moot Meridian’s continuing litigation (See Amendments No. 6 and No. 7).  From a securities law perspective, Meridian believes the disclosures coerced out of Davis and his accessory, RSF, are devastating.  There really can be no reasonable argument against the fact that Davis and RSF are a “group” under the 1934 Act, that they have been operating secretly as a “group” since at least 2011, and that the two colluded to conceal their coordinated activities until found out by Meridian in 2016 and forced, via Meridian’s litigation, to correct the record.

Consequences

With the truth finally revealed, Meridian sees no reason to continue the lawsuit – Davis and RSF have been compelled into making the required disclosures and there are no material facts left to be litigated.  What is left is determining the consequences for two shareholders secretly colluding to control a public company while working in concert to conceal that fact via systematic violations of the 1934 Act.  Requiring disclosure of material facts is the primary purpose of the 1934 Act, and the reporting of potentially controlling shareholdings is the specific requirement of Section 13(d).

Meridian believes that a civil action brought in a Federal district court in the state of Nevada is not the best forum for determining the consequences for a public company chairman of the board caught in serious 1934 Act violations –proper adjudication for what is to be done and what consequences will fall, lies with the Securities and Exchange Commission (“SEC”) and the Department of Justice (“DOJ”).

Meridian believes the SEC should and hopefully will take interest in the long-secret activities now exposed at Cyanotech.  A partial list of the likely securities and/or governance failures presented by the secret Davis/RSF collusion at Cyanotech include:

•Davis and RSF colluding to conceal the existence of a 33% control group from at least 2011 to 2018

•The systematic failure by Davis and RSF to make required ownership disclosures on Schedule 13D until forced to do so by the Meridian litigation

•Davis and RSF improperly using Schedule 13G

•The systematic failure by Davis to comply even with the lesser disclosure requirements of Schedule 13G

•Davis’ one-sided filing for required Form 4 disclosures starting in 2010, thereby reporting his purchases but not his transfers to RSF

•Davis’ failure to disclose that, while serving as chairman of the board of a public company, he arranged and financed the VitaeLabs transaction that catapulted RSF to become Cyanotech’s second largest shareholder

•Davis’ apparent “parking” of securities with RSF to avoid the 20% ownership limitation of IRC Section 4943

•RSF’s participation in Davis’ apparent “parking” transactions

•RSF’s failure to disclose that its purchase of the VitaeLab block was directed and financed by Davis, who was at the time chairman of the board of directors of the issuing company

•RSF’s failure to disclose that it is not the beneficial owner of the Cyanotech shares that it holds, but that it holds the shares in a donor advised fund (the so-called living capital fund) for the benefit of Ginungagap Foundation, an entity managed and 100% financed by Davis

•Cyanotech’s failure to diligence and cause its chairman of the board to make proper and accurate ownership filings

•Cyanotech’s failure to disclose that its chairman of the board and largest shareholder operated in a “group” with the company’s second largest shareholder

•Cyanotech’s directors’ fiduciary failure to protect the company and shareholders by taking appropriate action when Davis’ activities were specifically revealed to them

•Cyanotech’s directors’ fiduciary failure in incurring significant costs financing Davis’ defense in litigation relating to his long-term failure to comply with the 1934 Act

It is hard to imagine a more egregious violation of the 1934 Act and accompanying director/control shareholder disclosure and fiduciary duties.  These are incredibly basic and fundamental issues of securities law and public company disclosure.  In addition to his own counsel, Davis has had, for the last 16 years, the benefit of Cyanotech’s corporate counsel for advice on securities laws and governance issues.  It seems impossible that Davis did not know better, that his actions, and those of RSF, were not knowing and premeditated.

Meridian is withdrawing its legal action in Federal district court so that there can be no confusion or distraction on the proper remedy.  The public markets cannot work when critical disclosure and reporting requirements are undermined, particularly by corporate insiders and control shareholders.  The SEC exists to promulgate and enforce rules designed to protect public market investors.  Those rules are not advisory, they are not optional.  If the Davis/RSF conduct can be allowed to stand without penalty, then that conduct will stand as an open and notorious flouting of the law, and an example and motivator for future bad actors to follow.

FORWARD-LOOKING STATEMENTS

This filing contains “forward-looking statements” within the meaning of the federal securities laws. All statements other than statements of historical facts contained in this report, including statements regarding Meridian’s beliefs about Cyanotech’s prospects, product market position, future revenues and future stock price, are forward-looking statements. In many cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or other similar words.

These forward-looking statements are only predictions. These statements relate to future events and involve known and unknown risks, uncertainties and other important factors that may cause Cyanotech’s actual results, levels of activity, performance or achievements to materially differ from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Actual results may differ materially due to action or inaction by Cyanotech’s board of directors and management, Cyanotech’s inability to overcome its production problems and other risks, some of which may be unknown. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as guarantees of future events.

The forward-looking statements in this report represent the views of the Reporting Entities as of the date of this filing. Subsequent events and developments may cause those views to change.

Item 5.  Interest in Securities of the Issuer.

No change.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.  A copy of such agreement was filed as Exhibit A to the Schedule 13D filing of the Reporting entities on May 9, 2016.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A – Joint Filing Agreement dated May 9, 2016, signed by each of the Reporting Entities in order to confirm that this Schedule 13D is being filed on behalf of each of the Reporting Entities.(1).

(1)  Incorporated by reference to Schedule 13D filed on May 9, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Meridian OHC Partners, L.P.

By:  TSV Investment Partners, L.L.C.

Its:  General Partner

By: /s/ Scott Shuda

Name:  Scott Shuda

Title:    Managing Director

Meridian TSV II, L.P.

By:  TSV Investment Partners, L.L.C.

Its:  General Partner

By: /s/ Scott Shuda

Name:  Scott Shuda

Title:    Managing Director

TSV Investment Partners, L.L.C.

By: _/s/ Scott Shuda

Name:  Scott Shuda

Title:    Managing Director

BlueLine Capital Partners II, L.P.

By:  BlueLine Partners, L.L.C.

Its:  General Partner

By: /s/ Scott Shuda

Name:  Scott Shuda

Title:    Managing Director

BlueLine Partners, L.L.C.

By: /s/ Scott Shuda

Name:  Scott Shuda

Title:    Managing Director